Exhibit 99.1

Bragg Granted Ontario Gaming-Related Supplier License

Authorization presents significant opportunities in emerging Canadian market

Toronto, March 8, 2022 - Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG), today announced that it is among the very first iGaming suppliers to have been granted a license by the AGCO, the regulatory agency responsible for the oversight of the modern open and regulated iGaming and sports betting market in Ontario.

The license will allow Bragg to supply local iGaming and sports betting operators with its player account management (PAM) platform, iGaming content and managed services when the market opens on April 4.

Having already taken steps to ensure the regulatory compliance of its technology and content, the Company is now able to partner with iGaming operators to introduce Bragg’s suite of titles from its in-house studios, as well as exclusive content from third-party content partners, to local players in the Canadian province when the market opens.

The implementation of Ontario’s new online regime will allow private operators to enter the market for the first time. Ontario is the first province in Canada, where local lotteries traditionally have held a monopoly of the country’s gaming sector, to introduce such a licensing system.

The combined iCasino and Online Sports Betting market in Canada is estimated at over US $2 billion in 2022 according to H2 Gambling Capital, with Ontario widely expected to become one of the largest iGaming markets in North America.

Chris Looney, Chief Commercial Officer at Bragg, said: “This license is another milestone achievement for Bragg. Hot on the heels of our recent launches in the UK, which has similar regulatory standards to Ontario, and the Netherlands, where we successfully launched local partner brands on our PAM, as well as content and aggregation products, we are now fully ready to support our Canadian partners as the market prepares to open up.

“Ontario is where we call home, so we are very excited for the opening of the regulated iGaming market here, as it offers significant untapped potential for Bragg to showcase our leading content and platform technology. Receiving our supplier licence in Ontario will allow us to make consistent progress as we prepare to launch in this exciting marketplace, where we are seeing strong interest from a deep mix of local, and U.S. and international-based operators with both land-based and online backgrounds.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games